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Exhibit (a)(1)(K)

Communication #4, Version #2 (Memo accepting elections—generic)

June 28, 2003
To:	ADC Optionholder
From:	Rick Roscitt, Chairman and CEO
Subject:	Stock Option Exchange Program—Election Period has Ended

        This message is being sent to you because you have elected to participate in the ADC Stock Option Exchange Program. The Election Period ended at 11:59 p.m. U.S. Central Time on June 27.

        ADC has accepted your election to exchange your eligible options and those options have been cancelled effective June 28, 2003.

        [Alternate paragraph to replace immediately preceding paragraph if condition is met eliminating Tier 1: Pursuant to the terms and conditions of the ADC Stock Option Exchange Program, since the average ADC stock closing price over the last five days of the offer period was $4.00 or higher, options in Tier 1 will not be accepted for exchange. Even if you elected to exchange options in Tier 1, the current options will remain in place under the terms of your existing stock option agreement(s). Options in Tiers 2, 3, and 4 that you elected to exchange have been accepted and those options have been cancelled effective June 28, 2003.]

        You should expect to receive more information about your participation in this program over the next 4-6 weeks. Pursuant to the terms and conditions of the ADC Stock Option Exchange Program, ADC expects grant the new options on December 29, 2003. Award documentation regarding the new options will be sent to ADC optionholders in February 2004.

        If you have any questions about the ADC Stock Option Exchange Program, you may contact the You@ADC team by phone at 1-952-917-1000 or by email at You_ ADC@adc.com.

Best regards,
Rick Roscitt

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  Exhibit (a)(1)(K)